UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of: February, 2007
Commission File Number: 000-50393
NEUROCHEM INC.
275 Armand-Frappier Boulevard
Laval, Québec
H7V 4A7
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.
Form 20-F ☐   Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐   No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐   No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.
Yes ☐   No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

SIGNATURES:
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

February 22, 2007	NEUROCHEM INC.

	By:	/s/ David Skinner
David Skinner, Vice President,
General Counsel and Corporate Secretary

Neurochem Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

For further information, please contact:
Lise Hébert, Ph.D. Vice President, Corporate Communications	Tel: 1-450-680-4572 lhebert@neurochem.com
NEUROCHEM REPORTS RESULTS
FOR FOURTH QUARTER AND FISCAL YEAR 2006
Neurochem will host a conference call Thursday, February 22, 2007, at 8:30 A.M. ET.
LAVAL, FEBRUARY 21, 2007 — Neurochem Inc. (NASDAQ: NRMX; TSX: NRM) reported results for the fourth quarter and fiscal year ended December 31, 2006. The Company reported a net loss of $19,359,000 ($0.50 per share), for the quarter, compared to the net loss of $15,628,000 ($0.42 per share) recorded in the fourth quarter of 2005. For the year ended December 31, 2006, the net loss amounted to $75,387,000 ($1.95 per share), compared to $72,366,000 ($2.06 per share) for the same period in the previous year. Research and development (R&D) expenses increased during the fourth quarter of 2006 to $16,095,000 ($58,624,000 for the year), compared to $11,688,000 for the same period the previous year ($50,495,000 for the year). The increase in R&D expenses is due to expenses incurred in relation to the development of tramiprosate (ALZHEMED™), primarily for the ongoing Phase III clinical trial in Europe, as well as for the open-label extension of the North American Phase III study. Tramiprosate (ALZHEMED™) is the Company’s investigational product candidate for the treatment of Alzheimer’s disease (AD). For the quarter and the year ended December 31, 2006, (R&D) expenses also included costs incurred to support the North American Phase III clinical trial for tramiprosate (ALZHEMED™), the ongoing open-label extension of the eprodisate (KIACTA™) Phase II/III study for amyloid A (AA) amyloidosis, as well as ongoing drug discovery programs. The increase in the net loss for 2006 compared to 2005 is mainly due to higher net R&D expenses, after deducting research tax credits and grants, and is partially offset by a decrease in general and administrative expenses.
As at December 31, 2006, the Company had available cash, cash equivalents and marketable securities of $56,821,000, compared to $71,091,000 at December 31, 2005. The decrease is primarily due to funds used in operations and is partially offset by proceeds of $47,557,000 from the issue of convertible notes in November 2006, and proceeds of $9,372,000 from the exercise of a warrant by Picchio Pharma in February 2006. Neurochem also has entered into an equity line of credit facility that provides the Company up to US$60,000,000 of funds in return for the issuance of common shares at a discount of 3.0% to market price at the time of draw downs over the term, subject to the terms of the agreement.

“Our programs are on track. We are pleased to have completed the North American Phase III clinical trial for ALZHEMED™ on schedule. The study progressed as planned and the top-line results are expected to be released in the spring of 2007,” said Dr. Francesco Bellini, Neurochem’s Chairman, President and CEO. “Our KIACTA™ program is also advancing well and we remain confident about the outcome as we await a decision on marketing approval from the U.S. Food and Drug Administration,” he concluded.
Conference Call
Neurochem will host a conference call Thursday, February 22, 2007, at 8:30 A.M. Eastern Time. The telephone numbers to access the conference call are 1-416-644-3422 or 1-800-595-8550. A replay of the call will be available until Thursday, March 1, 2007. The telephone numbers to access the replay of the call are 1-416-640-1917 or 1-877-289-8525, for which the passcode is 21219097#.
Consolidated Financial Results Highlights
The following discussion and analysis should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2006, which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). All dollar figures are Canadian dollars, unless specified otherwise.
Results of operations
For the three-month period ended December 31, 2006, the net loss amounted to $19,359,000 ($0.50 per share), compared to $15,628,000 ($0.42 per share) for the corresponding period in the previous year. For the year ended December 31, 2006, the net loss amounted to $75,387,000 ($1.95 per share), compared to $72,366,000 ($2.06 per share) for the same period in the previous year.
Revenue from collaboration agreement amounted to $567,000 for the current quarter ($2,389,000 for the year), compared to $607,000 for the same period in the previous year ($3,384,000 for the year). This revenue is earned under the agreement with Centocor, Inc. (Centocor) in respect of eprodisate (KIACTA™ — formerly FIBRILLEX™), an oral investigational product candidate for the treatment of AA amyloidosis. Revenue recognized is in respect of the non-refundable upfront payment received from Centocor, which is being amortized over the estimated period through to the anticipated regulatory approval date of the investigational product candidate. The estimated period is subject to change based on additional information that the Company may receive periodically. The other portion of the upfront payment received from Centocor (U.S.$6,000,000) has been classified as deferred revenue and is not being amortized as earned revenue given that it is potentially refundable. In the event that the Company receives an approval letter issued by the U.S. Food and Drug Administration (FDA), the amount would no longer be refundable and would be amortized as earned revenue. In August 2006, the Company received an approvable letter from the FDA for eprodisate (KIACTA™), following the Company’s New Drug Application submitted in February 2006. In this action letter, the FDA requested additional efficacy information, as well as a safety update. The FDA asked for further manufacturing and pharmacokinetic information, and acknowledged that a QT cardiac status clinical study should be submitted as part of a Phase IV (post approval) commitment. The FDA stated that the efficacy information would probably need to be addressed by one or more additional clinical trials. As an alternative, the FDA also stated that significant findings obtained from a complete follow-up of patients in the existing study could be persuasive. A response was submitted to the FDA in October, 2006. In November 2006, the FDA advised Neurochem that the response submitted in October was complete, as it responded to all of the items raised in the August approvable letter. The NDA amendment in the U.S. is subject to a six-month review (Class II amendment) as designated by the FDA, with a goal date for a decision on eprodisate (KIACTA™) on or about April 16, 2007. Neurochem is also seeking marketing approval for eprodisate (KIACTA™) for the treatment of AA amyloidosis in the European Union. The Company was advised by the European Medicines Agency (EMEA) in September 2006 that its Marketing Authorization Application is valid and that the regulatory review has started.
Reimbursable costs revenue amounted to $203,000 for the current quarter ($808,000 for the year), compared to $230,000 for the same period in the previous year ($1,057,000 for the year) and consists of costs reimbursable by Centocor in respect of eprodisate (KIACTA™)—related activities. The Company earns no margin on these reimbursable costs.
Research and development expenses, before research tax credits and grants, amounted to $16,095,000 for the current quarter ($58,624,000 for the year), compared to $11,688,000 for the same period in the previous year ($50,495,000 for the year). The increase is due to expenses incurred in relation to the development of tramiprosate (ALZHEMED™) primarily in respect of the ongoing Phase III clinical trial in Europe and the North American open-label extension of the Phase III study. Tramiprosate (ALZHEMED™) is the Company’s investigational product candidate for the treatment of Alzheimer’s disease (AD). Tramiprosate (ALZHEMED™) has recently completed its 18-month North American Phase III clinical trial. This clinical trial included 1,052 enrolled patients at 67 clinical centers across the U.S. and Canada. The top-line results of the North American Phase III clinical trial are expected to be released during the spring of 2007. All patients who completed the North American Phase III clinical trial were eligible to receive tramiprosate (ALZHEMED™) in an 18-month open-label extension of the Phase III study. The European Phase III clinical trial on tramiprosate (ALZHEMED™) was launched in September 2005 with 930 mild-to-moderate AD patients being expected to participate in the trial. This study also has a duration of 18 months and the trial is being conducted at approximately 70 clinical centers in ten European countries. As of December 31, 2006, 770 patients had been successfully screened in the European clinical trial, of which 726 were randomized; the remaining 44 patients are expected to be randomized and included in the clinical trial. Enrolment of patients participating in the European clinical trial is expected to be completed in the first half of 2007. Both Phase III clinical trials are multi-centre, randomized, double-blind, placebo-controlled, three-armed, parallel-designed trials. For the quarter and year ended December 31, 2006, research and development expenses also included costs incurred to support the North American Phase III clinical trial for tramiprosate (ALZHEMED™), the ongoing open-label extension of the eprodisate (KIACTA™) Phase II/III study, as well as ongoing drug discovery programs.

The Company expects research and development expenses to increase in the future as product candidates progress through the stages of clinical development and as the Company continues to invest in product research and development.
Research tax credits and grants amounted to $690,000 this quarter ($2,153,000 for the year), compared to $1,729,000 for the corresponding period in the previous year ($4,393,000 for the year). Research tax credits represent refundable tax credits earned under the Quebec Scientific Research and Experimental Development Program for expenditures incurred in Quebec. The decrease in the quarter is mainly due to grants of $1,149,000 received by the Company in the fourth quarter of 2005, representing the final contribution received under the Technology Partnerships Canada (TPC) Program for the development of tramiprosate (ALZHEMED™). The decrease in the year is also attributable to additional tax credits recorded during the third quarter of 2005, claimed in respect of research and development taxable benefits on stock options for 2005 and prior years.
Other research and development charges amounted to $1,277,000 for the year ended December 31, 2006. During 2006, the Quebec taxation authorities proposed retroactive changes in the application of the tax credit program that would deny tax credits on eligible research and development taxable benefits relating to stock options for 2005 and prior years. Accordingly, management determined that the criteria for recognition of these credits was no longer met and recorded a provision for these research tax credits.
General and administrative expenses totaled $3,200,000 for the current quarter ($13,050,000 for the year), compared to $4,393,000 for the same quarter in the previous year ($22,212,000 for the year). The decrease is primarily attributable to a reduction in legal fees incurred by the Company regarding the dispute with Immtech Pharmaceuticals, Inc. formerly known as Immtech International, Inc. (Immtech). See Arbitral award below.
Arbitral award amounted to $2,089,000 (approximately U.S. $1.83 million) for the year ended December 31, 2006 and relates to the dispute with Immtech. In June 2006, the International Chamber of Commerce Court of Arbitration (ICC) issued its Final Award (the Final Award) in the arbitration dispute involving Neurochem and Immtech. The dispute concerned an agreement entered into between Immtech and Neurochem in April 2002 (the Agreement) under which Neurochem had the right to apply its proprietary anti-amyloid technology to test certain compounds to be provided by Immtech. The ICC denied the majority of Immtech’s claims after an evidentiary hearing before the tribunal convened in accordance with the rules of the ICC (the Tribunal) held in September 2005. In the Final Award, the Tribunal held that Neurochem did not misappropriate any of Immtech’s compounds, information or trade secrets and that Immtech was not entitled to any interest in, or ownership or assignment of, Neurochem’s patent applications. The Tribunal found that Neurochem had breached certain sections of the Agreement, and Immtech was awarded U.S.$35,000 in damages, plus interest thereon for a disputed progress payment under the Agreement. Immtech was awarded only a portion of the ICC’s administrative charges and arbitral fees and costs incurred by the Tribunal which had been previously advanced by Immtech, as well as a portion of Immtech’s arbitration- related legal fees. Those charges, fees and costs amounted to approximately U.S.$1.83 million.

Neurochem has made the payments required by the Final Award. The Tribunal issued an Addendum to the Final Award dated September 21, 2006, in which it denied Immtech’s July 10, 2006, request to make a further determination with respect to ownership of the Neurochem inventions and pending patent applications, leaving its earlier ruling intact. On January 25, 2007, Immtech, the University of North Carolina at Chapel Hill (UNC), and Georgia State University Research Foundation, Inc. (together with UNC, the Universities) filed with the Federal District Court for the Southern District of New York, USA (the Court) a Notice of Voluntary Dismissal bringing to an end the litigation action described below. The litigation between the parties had been stayed since 2004 when the Court ordered Immtech to submit its claims to arbitration as provided for in the underlying agreement between Immtech and Neurochem, leaving the claims of the Universities to be decided after the conclusion of the arbitration. In the litigation, the Universities asserted that they had claims against Neurochem that were independent of the claims asserted by Immtech in the arbitration. Neurochem’s position is that the Universities had no claims. On January 25, 2007, the plaintiffs voluntarily dismissed their complaint against Neurochem without any payment, license, business agreement, concession or compromise by Neurochem.
Reimbursable costs amounted to $203,000 for the current quarter ($808,000 for the year), compared to $230,000 for the same period in the previous year ($1,057,000 for the year), and consist of costs incurred on behalf of Centocor in respect of eprodisate (KIACTA™)—related activities and reimbursable by Centocor.
Stock-based compensation amounted to $1,052,000 for the current quarter ($4,048,000 for the year), compared to $865,000 for the corresponding quarter in the previous year ($4,795,000 for the year). This expense relates to stock options and stock-based incentives, whereby compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period. The increase in the quarter is due to new stock options granted during the past year. The decrease in the year is primarily attributable to expenses of $1,441,000 recorded in the second quarter of 2005 in relation to 140,000 common shares to be issued to the Chairman, President and Chief Executive Officer, pursuant to an agreement signed in December 2004.
Depreciation, amortization and patent cost write-off amounted to $438,000 for the current quarter ($1,764,000 for the year), compared to $1,413,000 for the same quarter in the previous year ($3,189,000 for the year). The decrease is mainly attributable to the write-off of patent costs of $853,000 recorded in the fourth quarter of 2005 in relation to non-core technology patents, responsibility for which reverted to Parteq Research & Development Innovations, the technology transfer office of Queen’s University. The decrease in the year is also attributable to the sale-leaseback transaction entered into by the Company in November 2005 in respect of its facilities located in Laval, Quebec. As a result of the transaction, the Company had no depreciation expense for the buildings in 2006. In 2005, depreciation expense on the buildings was recorded up to the date of the sale-leaseback transaction.

Interest and bank charges amounted to $77,000 for the current quarter ($151,000 for the year), compared to $82,000 for the same quarter in the previous year ($462,000 for the year). The decrease in the year is attributable to the reimbursement in November 2005, in connection with the sale-leaseback transaction, of the long-term debt previously contracted to finance the acquisition of facilities in 2004.
Interest income amounted to $654,000 for the current quarter ($2,356,000 for the year), compared to $607,000 for the same quarter in the previous year ($2,082,000 for the year). The increase in the year is mainly attributable to higher interest rates and is partially offset by lower average cash balances during the current year, compared to the same period in the previous year.
Accretion expense amounted to $634,000 for the quarter and year ended December 31, 2006, and mainly represents the imputed interest under GAAP on the U.S.$42,085,000 aggregate principal amount of 6% convertible senior notes issued in November 2006. Please refer to the section Liquidity and Capital Resources for more details on the convertible notes.
Foreign exchange gain amounted to $277,000 for the current quarter (loss of $318,000 for the year), compared to a gain of $255,000 for the same quarter in the previous year (gain of $187,000 for the year). Foreign exchange gains or losses arise on the movement in foreign exchange rates related to the Company’s net monetary assets held in foreign currencies, primarily U.S. dollars. Foreign exchange losses recognized in the year 2006 are mainly attributable to the strengthening of the Canadian dollar compared to the U.S. dollar during the period.
Other income amounted to $322,000 for the current quarter ($1,529,000 for the year), compared to $297,000 for the same quarter in the previous year ($935,000 for the year). Other income consists of non-operating revenue, primarily sub-lease revenue. The increase in the year is mainly attributable to recovery of prior years’ property taxes recorded in the third quarter of 2006, in the amount of $332,000.
Share of loss in a company subject to significant influence amounted to $558,000 for the current quarter ($2,768,000 for the year), compared to $971,000 for the corresponding quarter in the previous year ($3,124,000 for the year). Non-controlling interest amounted to $185,000 for the current quarter ($909,000 for the year), compared to $289,000 for the corresponding quarter in the previous year ($930,000 for the year). These items result from the consolidation of the Company’s interest in a holding company that owns shares of Innodia Inc., for which Neurochem is the primary beneficiary. In March 2006, the Company invested an additional amount of $1,660,000 in that holding company in connection with a financing by Innodia Inc. As a result of the transaction, the Company’s indirect equity investment in Innodia Inc. is approximately 23% of the issued and outstanding shares. Innodia Inc. is a private development stage company engaged in developing novel drugs for the treatment of type 2 diabetes and underlying diseases.

Liquidity and capital resources
As at December 31, 2006, the Company had available cash, cash equivalents and marketable securities of $56,821,000, compared to $71,091,000 at December 31, 2005. The decrease is primarily due to funds used in operations and is partially offset by proceeds received from the issue of convertible notes in November 2006 and from the exercise of a warrant in February 2006 by a subsidiary of Picchio Pharma Inc. (Picchio Pharma).
Proceeds from convertible notes amounted to $47,557,000 for the year ended December 31, 2006 and are in respect of a private placement entered into in November 2006 of U.S.$42,085,000 aggregate principal amount of 6% convertible senior notes due in 2026, with a conversion premium of 20%. The Company will pay interest on the notes until maturity on November 15, 2026, subject to earlier repurchase, redemption or conversion.
In addition, in August 2006, the Company entered into a securities purchase agreement in respect of an equity line of credit facility, with a 24-month term, that provides the Company up to U.S.$60,000,000 of funds in return for the issuance of common shares at a discount of 3.0% to market price at the time of draw downs over term. The agreement includes an obligation for Neurochem to drawdown at least U.S.$25,000,000 over the two-year term of the facility. As at December 31, 2006, the Company had not drawn any funds under the equity line of credit.
On February 16, 2006, Picchio Pharma, the Company’s largest shareholder, exercised the warrant previously issued pursuant to a February 2003 private placement which was otherwise scheduled to expire on February 18, 2006, generating total proceeds to the Company of $9,372,000 and resulting in the issuance of 1,200,000 common shares from treasury.
As at January 31, 2007, the Company had 38,777,872 common shares outstanding, 220,000 common shares issuable to the Chief Executive Officer upon the achievement of specified performance targets, 2,546,979 options granted under the stock option plan and 2,134,471 shares potentially issuable under the convertible notes, for a maximum of 43,679,322 common shares, on a fully diluted basis.
The Company believes that its available cash and short-term investments, expected interest income, potential funding from partnerships, research collaborations and licensing agreements, potential proceeds from the equity line of credit facility, research tax credits, grants, and access to capital markets should be sufficient to finance the Company’s operations and capital needs during the ensuing year. However, in light of the uncertainties associated with the regulatory approval process, clinical trial results, and the Company’s ability to secure additional licensing, partnership and/or other agreements, further financing may be required to support the Company’s operations in the future.

Neurochem Inc.
Consolidated Financial Information 1
(in thousands of Canadian dollars, except per share data)

	Three-month period ended		Year ended
	December 31		December 31
Consolidated Statements of Operations	2006	2005	2006	2005
	(unaudited)	(unaudited)	(audited)	(audited)

Revenues:
Collaboration agreement	$567	$607	$2,389	$3,384
Reimbursable costs	203	230	808	1,057

	770	837	3,197	4,441

Expenses (Income):
Research and development	16,095	11,688	58,624	50,495
Research tax credits and grants	(690)	(1,729)	(2,153)	(4,393)
Other research and development charges	—	—	1,277	—
General and administrative	3,200	4,393	13,050	22,212
Arbitral award	—	—	2,089	—
Reimbursable costs	203	230	808	1,057
Stock-based compensation	1,052	865	4,048	4,795
Depreciation, amortization and patent cost write-off	438	1,413	1,764	3,189
Interest and bank charges	77	82	151	462

	20,375	16,942	79,658	77,817

Net loss before undernoted items:	(19,605)	(16,105)	(76,461)	(73,376)

Interest income	654	607	2,356	2,082
Accretion expense	(634)	—	(634)	—
Foreign exchange gain (loss)	277	255	(318)	187
Other income	322	297	1,529	935
Share of loss in a company subject to significant influence	(558)	(971)	(2,768)	(3,124)
Non-controlling interest	185	289	909	930

Net loss	($19,359)	($15,628)	($75,387)	($72,366)

Net loss per share:
Basic	($0.50)	($0.42)	($1.95)	($2.06)
Diluted	($0.50)	($0.42)	($1.95)	($2.06)

Weighted average number of common shares outstanding:
Basic	38,845,937	37,386,296	38,654,063	35,104,342
Diluted	41,291,523	37,905,241	40,866,313	36,485,971

	At	At
	December 31	December 31
Consolidated Balance Sheets	2006	2005
	(audited)	(audited)

Cash, cash equivalents and marketable securities	$56,821	$71,091
Other current assets	12,191	13,298

Total current assets	69,012	84,389
Capital assets and patents	10,479	10,327
Other long-term assets	3,720	2,230

Total assets	$83,211	$96,946

Current liabilities	$26,078	$17,420
Long-term liabilities	58,288	28,745
Non-controlling interest	845	509
Shareholders’ equity (deficiency)	(2,000)	50,272

Total liabilities and shareholders’ equity	$83,211	$96,946

[1]	Condensed from the Company’s consolidated financial statements.

About Neurochem
Neurochem Inc. is focused on the development and commercialization of innovative therapeutics to address critical unmet medical needs. Eprodisate (KIACTA™ — formerly FIBRILLEX™) is currently being developed for the treatment of Amyloid A (AA) amyloidosis, and is under regulatory review for marketing approval by the US Food and Drug Administration and European Medicines Agency. Tramiprosate (ALZHEMED™), for the treatment of Alzheimer’s disease, has completed a Phase III clinical trial in North America and is currently in a Phase III clinical trial in Europe, while tramiprosate (CEREBRIL™), for the prevention of Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy, has completed a Phase IIa clinical trial.
To Contact Neurochem
For additional information on Neurochem and its drug development programs, please call the North American toll-free number 1-877-680-4500 or visit our Web Site at: www.neurochem.com.
Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond Neurochem’s control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation, that actual results may vary once the final and quality-controlled verification of data and analyses has been completed, as well as other risks disclosed in public filings of Neurochem. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance, if any, on the forward-looking statements included in this news release. These statements speak only as of the date made and Neurochem is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise. Please see the Annual Information Form for further risk factors that might affect the Company and its business.

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